EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Amounts in millions

	Years Ended June 30
	2011	2010	2009	2008	2007
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for noncontrolling interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,343	$15,169	$14,461	$14,927	$13,698
Fixed charges (excluding capitalized interest)	1,052	1,167	1,576	1,640	1,458
TOTAL EARNINGS, AS DEFINED	$16,395	$16,336	$16,037	$16,567	$15,156

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$888	$1,014	$1,431	$1,546	$1,374
1/3 of rental expense	170	176	177	137	124
TOTAL FIXED CHARGES, AS DEFINED	$1,058	$1,190	$1,608	$1,683	$1,498

RATIO OF EARNINGS TO FIXED CHARGES	15.5x	13.7x	10.0x	9.8x	10.1x